

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2012

Via Email
Mr. Delbert Blewett
Chief Executive Officer
Canyon Gold Corp.
7810 Marchwood Place
Vancouver BC, Canada V5S 4A6

> **Re: Canyon Gold Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 17, 2012**
> **File No. 333-177903**

Dear Mr. Blewett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 17

1.   We note the geology report summarized in the disclosure. Please expand the disclosure to name the author of the report and describe his credentials. Please file the consent of the author as an exhibit to the registration statement. The author should consent to being named in the prospectus and to the summary of the report included in the prospectus.

Plan of Operations, page 27

2.   We note the revised disclosure that you have completed field work for the NI 43.101 technical report and expect to deliver a finalized report in late August that will determine whether you proceed to the next phase of your exploration program. Please update this disclosure as appropriate.

Relationships and Related Party Transactions, page 33

3.   We note your response to prior comment one from our letter dated August 3, 2012 and the revised text. Please provide clear disclosure confirming, if true, that you have presented "the largest aggregate amount of principal outstanding during the period" as part of your disclosure responsive to Item 404(a)(5) of Regulation S-K.

4.   Please disclose the amount that has been paid to EMAC pursuant to the administration agreement, as required by Item 404 of Regulation S-K. Similarly, please disclose the amount that has been paid to EMAC pursuant to the option agreement.

Executive Compensation, page 34

5.   We note that you removed the compensation previously reported in 2011 and now state that no compensation was paid in 2011. Please advise or revise.

6.   In your response to prior comment two from our letter dated August 3, 2012 you indicate you paid Mr. Blewett $10,000 for management services. Later, under Executive Compensation, you describe a $10,000 payment to Mr. Blewett for directors' fees. Please clarify.

7.   It appears that the compensation included for Mr. Schneider for 2012 has been included in the row for Mr. Shankar. In addition, the narrative before the table reflects that the compensation to Mr. Scheider covered a period from April 2011 to January 31, 2012. However, the table reflects no compensation for the fiscal year ended April 30, 2011. Please revise the table or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding engineering and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director